July 11, 2005

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

RE: Reptron Electronics, Inc.

Form 10-K for the year ended December 31, 2004

Filed March 31, 2005

Form 10-Q for the quarter ended March 31, 2005

File No. 0-23426

Dear Ms. Tillan:

Thank you for your comments regarding our recent filings to the Securities and Exchange Commission (the “Commission”). This letter is submitted in response to your letter, dated June 24, 2005 and our comments are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 6. Selected Financial Data, page 15

SEC Comment

1.	In future filings please separately reflect the financial information of the predecessor for the one month ended January 31, 2004 and for periods prior to the date from the successor period for the eleven months ended December 31, 2004. Please also revise future filings to include a black vertical line to separate the financial information of the predecessor and successor within your selected financial data, financial statements and any other columnar presentations of financial information within your filings that include predecessor and successor periods.

Company Response

We will incorporate this suggestion in all future filings beginning with the Quarterly Report on Form 10-Q for the period ending June 30, 2005.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

July 11, 2005

2004 Compared to 2003, page 16

SEC Comment

2.	Please revise future filings to provide an analysis of your results of operations based upon the actual entities and periods reflected in your financial statements. That is, please do not combine the predecessor and successor financial statements for purposes of your analysis. If you believe that in addition to your analysis of historical information a retroactive pro forma presentation is meaningful for a discussion of trends in MD&A, then please only reflect this information for revenues and costs of revenues since more comprehensive presentations through operating income may not meaningfully or accurately depict your operating results. This comment is also applicable to your analysis of operations in the MD&A of your Forms 10-Q.

Company Response

We will incorporate this suggestion in all future filings beginning with the Quarterly Report on Form 10-Q for the period ending June 30, 2005.

Financial Statements, page F-1

Note A – Organizational and Description of Business, page F-7

SEC Comment

3.	We note that your reorganization value was $86 million. However, you disclose that you limited that value to the aggregate carrying value of your pre-emergence assets. Please tell us why and cite the accounting literature upon which you relied. Tell us your consideration of paragraphs 43 and 44 of SFAS 141 and paragraphs 61 and 62 of SOP 90-7. In addition, please tell us and disclose in more detail in future filings the significant matters related to the determination of your reorganization value as required by paragraph 38 of SOP 90-7

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

July 11, 2005

Company Response

The reorganization value of $86 million was determined at the inception of the Chapter 11 process in October 2003 and disclosed in the initial “disclosure statement” filed with the Bankruptcy Court. During the period that the Company was in bankruptcy proceedings (from October 2003 to February 2004) certain events occurred that required further evaluation of the enterprise value/reorganization, including:

a.	Change in our California operations and customer sourcing of business following Chapter 11 filing. This resulted in an impairment charge of $7.8 million for the goodwill relating to the California operations in the fourth quarter of 2003.

b.	Customers that used Reptron as a sole source manufacturer began to obtain second manufacturing sources

c.	Loss of a few manufacturing customers

As a result of the above, the carrying value of $78 million was deemed to be more representative of the Company’s fair value upon emergence from bankruptcy. The decrease from the initial $86 million included the effects of the items noted above that were not known when the initial estimate was determined. The Company applied the principles noted in paragraph 38 of SOP 90-7 (i.e., showing the emerged entity as a new entity as required by paragraphs 61 and 62 of SOP 90-7 and followed the guidance of SFAS 141 paragraphs 43 and 44) including:

a.	allocating the fair value of the company to the assets, including the use of three specialists for the valuation of the real estate, equipment and intangible assets; (the valuations resulted in recognition of goodwill of $12 million.)

b.	each liability at the confirmation date was stated at an amount that approximated the present value;

c.	deferred income tax assets were recognized and no benefits from possible utilization of NOLs will be recognized in future periods;

d.	no new accounting principles were expected to be or were adopted within 12 months following the emergence from bankruptcy.

We will discuss in future filings in more detail the significant matters noted above related to the reorganization value that was initially determined and the fair value used at the time of emergence from bankruptcy.

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

July 11, 2005

SEC Comment

4.	Refer to the first paragraph on page F-9. The last sentence indicates that the company has not yet determined how the reorganization will impact your net operating loss carry forwards and related deferred tax assets. Please tell us and disclose how you plan to treat any deferred tax assets recognized and how you consider the guidance in paragraph 38 of SOP 90-7.

Company Response

The Company continues to assess the realizability of its net operating loss carry forwards and related tax assets. The Company will reduce the goodwill balance to the extent that the tax assets are consumed in excess of the $1.9 million deferred tax asset originally recorded and increase additional paid in capital upon the exhaustion of the goodwill balance.

Note H-Long - Term Notes Payable, page F-17

SEC Comment

5.	Please tell us and disclose in future filings how you are accounting for the scheduled interest rate increase on your senior secured notes and tell us why. We note that the stated interest rate increases by a fixed rate after February 2006 through maturity and does not reset to the approximate current market rate for the extended term. Please refer to EITF 86-15 and SAFS 133.

Company Response

Our Senior Secured Notes due 2009 have a five year term and stated interest rates of 7% in the first two years and 8% in the remaining three years. We are recording interest expense on a straight-line basis in accordance with EITF 86-15. We will clarify this treatment in future filings. There were no additional considerations regarding SFAS 133 because the Senior Secured Notes have a five year term with no term extending provisions.

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

July 11, 2005

Item 9A – Controls and Procedures, page 23

SEC Comment

6.	We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.” We further note that this paragraph and the paragraph following continue to state that the design of a control system also has inherent limitations, including assumptions for which there can be no assurance. Please revise these two paragraphs in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.secf.gov/rules/final/33-8238.htm. Please also address this comment with respect to your Form 10-Q for the quarterly period ended March 31, 2005.

Company Response

In all future filings, beginning with the Quarterly Report on Form 10-Q for the period ending June 30, 2005, we will eliminate the two paragraphs in question.

Form 10-Q for the Quarterly Period Ended March 31, 2005

Item 4. Controls and Procedures, page 15

SEC Comment

7.	We note that you excluded the conclusion required under Item 307 of Regulation S-K of your principal financial officer regarding the effectiveness of your disclosure controls and procedures. We also note that in the definition of disclosure controls and procedures included in the conclusion of your principal executive officer you omitted the reference to your principal financial officer that is included in the definition of disclosure controls and

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

July 11, 2005

procedures in Rule 13(a)-15(e). The first sentence of the first paragraph of this item refers to the participation of both your chief executive officer and chief financial officer in the evaluation of your disclosure controls and procedures. We note that the company has both a chief executive officer, Paul J. Plante, and a principal financial and accounting officer, Charles L. Pope. Both of the individuals signed the filing and the certifications include in Exhibits 31.1 and 31.2. Based upon the foregoing, it appears that you should amend your March 31, 2005 Form 10-Q to include the conclusion of your principal financial officer under Item 307 of Regulation S-K. If you agree, you should amend the filing to comply. Otherwise, please provide us with an explanation of why you determined that the current disclosure complies with Item 307 of Regulation S-K.

Company Response

In all future filings, beginning with an amendment of our Quarterly Report on Form 10-Q for the period ending June 30, 2005, we will include the conclusion of our Chief Financial Officer as to the effectiveness of our disclosure controls and procedures. We will also amend our Form 10-Q for the quarterly period ended March 31, 2005 to reflect this comment.

SEC Comment

8.	The language that is currently included after the word “effective” in your disclosure in the first paragraph appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you wish to retain the definition, please revise the language appearing after the word “effective” to be substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Company Response

In all future filings, beginning with the Quarterly Report on Form 10-Q for the period ending June 30, 2005, we will eliminate the superfluous language following the word “effective.” We will also amend our Form 10-Q for the quarterly period ended March 31, 2005 to reflect this comment.

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

July 11, 2005

As you requested in your letter, we acknowledge our understanding that Reptron is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that Reptron may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also enclosed for your review and consideration is a marked copy of Form 10-Q/A for the quarterly Period Ending March 31, 2005, setting forth our proposed changes to the Form 10-Q For the Quarterly Period Ending March 31, 2005, to reflect your comments and our proposed responses in Items 6, 7, and 8 above. We will not file the Form 10-Q/A until we have received your final comments.

Regards,

REPTRON ELECTRONICS, INC.

/s/ Charles L. Pope
Charles L. Pope Chief Financial Officer